Exhibit 23.3

Consent of Independent Auditors

The Board of Directors

Ingeus UK Limited:

We consent to the incorporation by reference in the registration statement on Form S-3 of The Providence Service Corporation of our report dated August 12, 2014, with respect to the consolidated balance sheets of Ingeus UK Limited as of December 31, 2013, 2012, and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the Form 8-K/A of The Providence Service Corporation dated August 15, 2014, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

KPMG LLP

London, United Kingdom

December 3, 2014